Mail Stop 3561

December 10, 2009

Andrian Burenta
President and Chief Executive Officer
Nature's Call Brands Inc.
2625 Butterfield Rd.
Suite 138S
Oak Brook, IL 60523

> **Re:** **Nature's Call Brands Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2009**
> **File No. 333-163077**

Dear Mr. Burenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   Please revise your registration statement cover page to reflect the current version of Form S-1 available on our website at http://www.sec.gov/about/forms/forms-1.pdf.

Prospectus Cover Page

2.   Please revise to limit the prospectus cover to one page. Include only the information required by Item 501(b) of Regulation S-K and information that is key to an investment decision. Refer to Item 1 of Form S-1 and Item 501(b) of Regulation S-K.

3.   We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust, or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8) of Regulation S-K. Please make similar revisions under the heading "Plan of Distribution" on page 15.

Prospectus Summary, page 5

4.   Please revise your prospectus summary to disclose that your directors currently own 100% of your common stock and will own 66.67% of your common stock if the minimum number of shares is sold as well as the associated risks to investors described in your risk factor "Because our Directors will own 66.67% of our outstanding common stock …" on page 9.

The Offering, page 6

5.   In footnote (i), please also disclose your use of proceeds if the maximum amount of shares is sold.

Risk Factors, page 7

Failure to achieve and maintain effective internal controls in accordance with …, page 9

6.   Please update the dates in your disclosure in the third paragraph of this risk factor.

Forward-Looking Information, page 12

7.   Your disclosure in the third paragraph under this heading seems to suggest that you already are a public company filing reports with us. Please revise.

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 18

8.   Please include a discussion of the sources of gross revenue for the nine months ended August 31, 2009. In addition, please disclose the nature of the products or services sold during the period.

Description of Our Business and Properties, page, 18

Point-of-Use (POU) System, page, 21

9.   Please clarify whether the systems described under the heading "Point-of-Use (POU) System" on page 21 are filtration systems, reverse osmosis systems, ultraviolet treatment systems or water softening systems.

10.   Please revise your disclosure under this heading to remove or revise sales language related to your products. For example, you disclose that the "table contains a brief explanation of the different POU systems and points to consider when determining which style of a system will best suit your needs" and "the list … should not be construed as any type of recommendation."

Market Overview, page 21

11.   Under this heading, many of your qualitative and comparative statements do not cite reports or studies that support your statements. For example, under the this heading you state:

- Residential end users are as apprehensive as ever about the suitability of tap water for daily potable use;

- Public concern with contaminant leach from water distribution systems has been progressively heightened;

- By and large, the most popular residential water treatment system is POE water softening, which reduces water "hardness" by removing calcium and magnesium minerals;

- Reverse osmosis systems effectively purify water by removing virtually all microorganisms present in water;

- [Reverse osmosis] is also an effective method of reducing the concentration of total dissolved solids ("TDS") and many other impurities such as a variety of ions and metals found in water;

- Although RO systems are more energy efficient compared to distillation, a typical home system is only designed to achieve 20 to 30 percent recovery;

- Amongst the various residential water treatment products, membrane products are displaying probably the most promising potential;

- The most significant benefit of the whole-house ultra-filtration unit is its ability to remove over 99 percent of bacteria and viruses that may be present in incoming water;

- Water purification systems that feature conventional filtration media accounted for the majority of demand for water systems, with the majority of sales value; and

- Growth is registered by higher value reverse osmosis and distillation systems, although from significantly smaller bases. These systems can process a broader range of contaminants compared to conventional filters.

These are only examples. We note many additional examples under the heading "Target Market Overview" and "Competition" as well as statements elsewhere in your prospectus. Please disclose whether the foregoing statements as well as any similar statements included elsewhere in your prospectus, are based upon management's belief, industry data, reports, articles, or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

12.   Please also tell us the basis for your belief that Zenon Environmental is a "leading membrane supplier" as well as the basis for your belief that "current growth and development in the membrane industry has resulted in drastic enhancement in the economy of scale of manufacturing…."

Competition, page 24

13.   You state that "[a]ccording to some expert estimates and publications, imports of water filters and reverse osmosis equipment have been growing in the last several years." Please cite these sources in your disclosure and provide copies of the supporting documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In addition, please tell us whether these documents are publicly available without cost or at a nominal expense. Please also tell us whether you commissioned any of the referenced sources. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material. Alternatively, as indicated above, if statements under this heading are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

Our Business, page 25

Business Model, page 25

14.   You disclose that you will generate revenue from the sale of ready-to-install water
        filtration systems and the sale of related replacement supplies. Based on your
        disclosure, it appears that water filtration systems are a different water treatment
        technology from reverse osmosis systems. In some places in your disclosure you
        refer to your business as including not only water filtration products but also
        reverse osmosis products. Please revise to consistently describe your business,
        strategy, sources of revenue and plan of operations or advise.

Plan of Operations, page 25

15.   We reviewed your disclosure regarding your plan of operation. Please provide
        more detailed disclosure of each of your planned activities, each material event or
        step required to pursue your planned activities including any contingencies and
        the manner in which you intend on conducting your business thereafter. Disclose
        the estimated costs and the approximate timetable for beginning and completing
        each step.

16.   You disclose in management's discussion and analysis or plan of operation on
        page 17 that you will be able to continue operations and remain in business for 12
        months if you raise the minimum amount of proceeds, but with limited funds
        available to build and grow your business. Please include a discussion of your
        ability to accomplish Phase I of your plan of operations if you raise the minimum
        amount of proceeds.

17.   To the extent that the faucet mount system, counter-top connected to sink faucet
        system, plumbed in system and plumbed-in to separate tap system described in
        the table under the heading "Point-of-Use (POU) System" on page 21 are the
        same systems as some or all of the "under-sink reverse osmosis systems,
        countertop reverse osmosis system, and under-sink water filters" described on
        pages 25 and 26, please revise your disclosure to consistently refer to these
        systems. If not, please revise your disclosure, as appropriate, to clarify the types
        of systems you intend to distribute and sell.

18.   In the fifth paragraph on page 26, you disclose that the samples you purchased
        from two named U.S. manufacturers were "sent to your partners in Russia for
        further evaluation." We note references to your partners elsewhere in your
        prospectus. Please clarify who your partners are and file any agreements you
        have with you partners as exhibits to your registration statement or tell us why it
        is not appropriate to do so. Refer to Item 16(a) of Form S-1 and Item 601 of
        Regulation S-K.

19.   It is not clear from your disclosure whether you intend to sell to individual end users of your products or whether you expect to instead distribute your products in larger quantities to third parties, such as engineers or other potential partners, who would then re-sell your products, or both. For example, in the third paragraph on page 27, you disclose that you plan to start selling the products to potential buyers in larger quantities whereas elsewhere in your disclosure, such as under the heading "Marketing" on page 27, you state that the middle class of several Russian cities represents your target market. Please revise or advise.

Directors, Executive Officers and Control Persons, page 29

20.   Please disclose how long each director has served as such. Refer to Item 11(k) of Form S-1 and Item 401(a) of Regulation S-K.

21.   Please disclose how long each officer has served as such. Refer to Item 11(k) of Form S-1 and Item 401(b) of Regulation S-K. Please also revise to describe the business experience of your directors for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 11(k) of Form S-1 and Item 401(e) of Regulation S-K.

Executive Compensation, page 30

22.   Please revise to provide the information required by Items 402(l) through (r) of Regulation S-K. If a tabular format is specified in Items 402(l) through (r), please provide the information in the specified tabular format. We may have further comment.

Security Ownership of Certain Beneficial Owners and Management, page 31

23.   Please revise the last sentence of the first paragraph under this heading to delete the "to the best of our knowledge" qualifier.

Certain Relationships and Related Transactions, page 32

24.   To the extent written, please file any agreements with your officers and directors described under this heading as exhibits to your registration statement or tell us why it is not appropriate to do so. Refer to Item 16 of Form S-1 and Item 601(b) of Regulation S-K.

Legal Proceedings, page 33

25.   We note your disclosure under this heading that "[n]o officer, Director, or persons nominated for these positions, and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an

evaluation of our management." Please confirm in your response that none of your officers or directors has been involved in any of the events described in Item 401(f) of Regulation S-K during the past five years.

Additional Information, page 34

26.   If you have a website, you are encouraged to provide your website address in your registration statement. Refer to Item 11(a) of Form S-1 and Item 101(e)(3) of Regulation S-K.

Financial Statements, page 34

27.   Please monitor your compliance with Rule 8-08 of Regulation S-X which requires audited financial statements for the most recent fiscal year if the effective date of the registration statement is more than 45 days after your fiscal year end.

Recent Sales of Unregistered Securities, page II-1

28.   Please file the form or forms of subscription agreement used for the private placement referenced under this heading as an exhibit(s) to your registration statement.

Signatures, page II-3

29.   In the individual signatures, please revise the title of Mr. Burenta to indicate that he is your principal executive officer. Refer to Instruction 1 to "Signatures" of Form S-1.

Exhibit 4.2, Subscription Agreement

30.   We reviewed your subscription agreement. The recitals of this agreement suggest that this is the form of subscription agreement related to this offering. However, the representations by the purchasers seem to suggest that the agreement relates to an offering exempt from registration pursuant to Regulation S. Please revise or advise.

Exhibit 5.1, Legal Opinion of Synergen Law Group, APC

31.   Please have counsel confirm to us that it concurs with our understanding that its reference to the "General Corporation Law of the State of Nevada" in the last sentence on page one of the opinion includes all applicable statutory provisions and any reported judicial decisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on

EDGAR, as the confirmation will be part of the Commission's official file regarding this registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen Batcher, Esq.
        Synergen Law Group
        Via Facsimile